Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

June 8, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 8, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Summit Healthcare Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one Class A ordinary share, $0.0001 par value,
> and one-half of one redeemable warrant
>
> Class A ordinary shares included as part of the units
>
> Redeemable warrants included as part of the units,
> each whole warrant exercisable for one Class A ordinary share
> at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]